Exhibit 12.1

Gramercy Property Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in Thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss) from continuing operations, before provision for taxes	$38,720	$21,908	$(48,280)	$56,002	$(1,779)
Add (Subtract):
Loss (income) from unconsolidated equity investments	(48,248)	(2,409)	1,107	(1,959)	5,662
Distributions from unconsolidated equity investments	9,530	50,891	5,704	3,373	7,985
Fixed charges	96,852	76,241	35,166	16,857	16,386
Income (loss) before fixed charges and preferred share dividends	$96,854	$146,631	$(6,303)	$74,273	$28,254

Fixed charges:
Interest expense	$96,852	$76,241	$35,166	$16,857	$16,386
Total fixed charges	$96,852	$76,241	$35,166	$16,857	$16,386
Preferred share dividends	6,234	6,234	6,234	7,349	7,162
Total fixed charges and preferred share dividends	$103,086	$82,475	$41,400	$24,206	$23,548

Ratio of earnings to fixed charges[1]	1.0x	1.9x	(0.2x)	4.4x	1.7x
Deficiency	N/A	N/A	41,469	N/A	N/A

Ratio of earnings to combined fixed charges and preferred share dividends[1]	0.9x	1.8x	(0.2x)	3.1x	1.2x
Deficiency	$6,232	N/A	$47,703	N/A	N/A

1.
For the year ended December 31, 2015, earnings were not sufficient to cover fixed charges by $41,469. For the years ended December 31, 2017 and 2015, earnings were not sufficient to cover combined fixed charges and preferred share dividends by $6,232 and $47,703, respectively.